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Kahuna Cannabis Co.

Cannabis Business

Westminster, CO 80021
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Early Investor Bonus: The investment multiple is increased to 2× for the next $20,000 invested.
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THE PITCH
Kahuna Cannabis Co. is seeking investment to expand production and distribution of our fast-acting Cannabis Freeze Pop.
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OUR STORY

Kahuna Cannabis Co. is a CPG cannabis brand with the core mission of providing the cannabis consumer with high-quality, rapid acting cannabis consumables, starting with our flagship product, Kahuna Ice Freeze Pops. The primary motivation of cannabis use is for unwinding/stress relief, pain management and aiding sleep. Product purchases are dominated by flower and edibles with potency and efficacy as the prime selection factors for each. Utilizing our unique and exclusive solution, we provide the cannabis consumer with products that not only taste great, but also provide the potency and efficacy in an edible that meets these needs utilizing a unique delivery system, freeze pops.

With our seperate experiences in the hemp space that focused on water solubility and medical-grade inhalers as delivery methods we quickly learned of the effects that major and minor cannabinoids have on the human body and began to translate these ideas into the legal cannabis space. In early 2020 we were introduced to a new emulsification process that was simple to use, very effective and didn't have the bitterness or weediness that other products on the market had. Also, being in the Colorado market that is saturated with gummies and chocolates, we began looking at other products that could be created utilizing our unique and exclusive solution.
After experimenting with multiple products including gummies, drink enhancers and then one day, freeze pops. Kahuna Ice was born. Kahuna Ice is optimized for bio-availability, texture and taste as a frozen treat, but can also be used for cannabis-infused mocktails, frozen drinks or straight out of the sleeve as an on-the-go treat.
Kahuna Ice freeze pops are the only products of its kind in ANY legal cannabis infused market in the United States.
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FALL 2022
Introduction to Market

Signed manufacturing/distribution agreement with a Colorado licensed MIP. Tested and finalized formulations and product introduction plan. Introduced Kahuna Ice into the Colorado Adult Cannabis Market to early consumer praise and distributor excitement.

SPRING 2023
Retail Distribution and Expansion

Drive incremental Kahuna Ice sales in Colorado. Target of 40 Dispensaries by 7/1. Begin exploring market introduction into additional target markets, (NY, NJ, MA)

SPRING 2023
Marketing / Promotion

Drive Kahuna Ice sales in Colorado. Target of 40 Dispensaries by 7/1 Introduction of Kahuna Ice into additional Adult Cannabis markets (NY, NJ, MA) Raise loan/capital investment

2023
Expansion

Expansion through Joint Venture/Manufacturing (NY, NJ, Mass.) Add White Label Gummies in Colorado Market

2023-2025
Continue to expand

Identify and pursue key relationships in additional states: AZ, NV, CA, MI, PA. Expand product offerings to include Kahuna Rapid Acting Gummies and Beverage Enhancers.

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Colorado - 2023 Launch

As of May 1, 2023 we have called on and placed samples with approximately 100 individual dispensary groups which represents 200+ total stores

Total Colorado Recreational Market has approximately 671 retail dispensary licenses.

We received and delivered orders to 10 dispensaries in April 2023.

After extensive testing by both a 10 dispensary group and a 20 dispensary group we have received confirmation that they will bring our product online beginning in June 2023.

We have entered into a Consignment agreement with the 20 Dispensary group and will start with Kahuna Ice in 6 stores. Expected expansion to all 20 stores by 9/15/2023. This Group was NOT expecting to bring on any new products in 2023 but obviously loved Kahuna Ice.

The only objection that we have had with the product has been some people feel it's a seasonal product.

Everyone loves the flavors and efficacy.

Colorado has experienced a downturn in Cannabis sales in 2023 for the first time in it's history since legalization in 2012. Many dispensaries are sitting on slow moving or unsaleable products, primarily edibles. There are over 800 gummy skus in the Colorado market.

There is only ONE sku for Freeze Pops: Kahuna Ice.

What industry people are saying

"Quite fast acting. 5-10 min for beginning effect, 15-20min for full effect. No strong hashy taste. Great frozen smoothie flavours. "

"Flavor is excellent. The margarita one was the first I grabbed! Perfect for a hot summer day! Fun, unique concept!"

"Amazing and fast acting ice pops. The flavors were all absolutely tasty. I would buy these in a heartbeat from any dispensary. We need to have these on our shelves yesterday! Never had anything like this before, and was very, very impressed."

"The otter pop you never knew you wanted. Literally an adult ice pop. Shake well before freezing!"

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KAHUNA CANNABIS CO. - PITCH DECK- 2023
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SLUMBER PARTY 3-PK

5mg THC with 7.5mg CBN/Sleeve and 15mgTHC with 22.5mg CBN/Pouch

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This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Production $10,000
Marketing & Advertising $10,000
insurance, Legal, Accounting $5,000
Travel $4,000
Miscellaneous $3,637

Mainvest Compensation $2,363

Total $35,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$459,225	$1,512,000	$1,890,000	$2,268,001	$2,608,201
Cost of Goods Sold	$183,690	$604,800	$756,000	$910,000	$1,044,000
Gross Profit	$275,535	$907,200	$1,134,000	$1,358,001	$1,564,201

EXPENSES

Rent	$0	$0	$0	$0	$0
Utilities	$0	$0	$0	$0	$0
Salaries	$40,000	$217,000	$217,000	$240,000	$240,000
Insurance	$3,200	$3,500	$3,500	$3,767	$3,861
Equipment Lease	$0	$0	$0	$0	$0
Repairs & Maintenance	$1,000	$0	$1,500	$0	$0
Legal & Professional Fees	$0	$0	$0	$0	$0
Mktg/Advertising	$7,200	$14,400	$14,400	$17,000	$19,000
Sales	$7,545	$7,500	$9,000	$11,000	$12,000
Travel	$7,000	$12,000	$12,000	$13,500	$15,000
Operating Profit	$209,590	$652,800	$876,600	$1,072,734	$1,274,340

This information is provided by Kahuna Cannabis Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

2022 Income Statement

Kahuna Cannabis Pitch Deck 5-15-2023 Final.pptx

Investment Round Status

Target Raise $35,000

Maximum Raise $100,000

Amount Invested $0

Investors 0

Investment Round Ends July 28th, 2023

Summary of Terms

Legal Business Name Water Brands LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $20,000 invested

2×

Investment Multiple 1.7×

Business's Revenue Share 1%-2.9%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2029

Financial Condition

Historical milestones

Kahuna Cannabis has been operating since [December 2021] and has since achieved the following milestones:

Opened location in Westminster, Colorado

Established contractual Agreement with Larsen Group II to manufacture and distribute our products.

Procured and installed two Freeze Pop machines,

Implemented Sales plan in Fall of 2022 by visiting over 150 Dispensaries

Received sample orders from 100+ stores

Sales orders from 11 stores have been received with verbal commitments from another 12+ for early summer deliveries.

Received approval from 20 store Dispensary group to deliver product to six stores in June, with the remaining stores ordering after results have been recorded.

In discussions with potential manufacturers in NY, NJ, and Mass for potential Freeze Pop operations in these states.

All sales projections in this proforma recognize only Freeze Pop sales in Colorado. Excellent opportunity roe gummy and Beverage enhancer business in Colorado. Also, great expansion opportunity for Freeze Pops and other products instates previously mentioned.Subsequent events to historical financials

Since the latest available financial statements of Kahuna Cannabis, we have had the following material changes and trends:

Received sales orders from 11 stores totaling $3,800.

Received additional Sample requests which are still being delivered.

Procured enough supplies to manufacture our next batch of approximately 15,000 units.

Forecasted milestones

Kahuna Cannabis forecasts the following milestones:

Orders from at least 40 Stores by the end of June.

Add-on orders and new orders fromat least 60 stores by the end of August.

Sales revenues of $35,000/month beginning in July.

Risk Factors

CANNABIS IS ILLEGAL UNDER FEDERAL LAW. THIS MEANS THAT THE BUSINESS IS UNDER THREAT OF CRIMINAL LIABILITY AND ASSET FORFEITURE. INVESTORS MAY ALSO BE SUBJECT TO POTENTIAL CRIMINAL PENALTIES.

Because cannabis is federally illegal, investing in cannabis businesses could be found to violate the federal Controlled Substances Act. Not only can investors and company directors or management be indicted under federal law, all of the assets they contribute to a cannabis business (and even to an ancillary cannabis business), including real property, cash, equipment and other goods, could be subject to asset forfeiture because cannabis is still federally illegal.

There are conflicts in Federal and State regulations related to cannabis.

Federal regulation and enforcement may adversely affect the implementation of adult use/medical Cannabis laws and regulations may negatively impact our revenues and profits. The state laws conflict with the federal Controlled Substances Act, which makes cannabis use and possession illegal on a national level. If the federal government determines that such laws should be enforced strictly, it could cause significant financial damage to the Company and its shareholders.

Again, cannabis remains illegal under federal law. It is a Schedule I controlled substance. Even in those jurisdictions in which the use of medical cannabis has been legalized at the state level, its prescription is a violation of federal law. The United States Supreme Court has ruled in United States v. Oakland Cannabis Buyers' Coop. and Gonzales v. Raich that the federal government that has the right to regulate and criminalize cannabis, even for medical purposes. Therefore, Federal law criminalizing the use of cannabis trumps state laws that legalize its use for medicinal purposes. At present, the states are maintaining existing laws and passing new ones in this area. A change in the federal attitude towards enforcement could have a negative effect on the industry, potentially ending it entirely. Laws and regulations affecting the cannabis industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal cannabis laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. In addition, it is possible that regulations may be enacted in the future that will be directly applicable to our business. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

Banking Difficulties

The cultivation, sale, and use of cannabis are illegal under federal law. Therefore, many banks do not accept for deposit funds from the drug trade and therefore would not be able to do business with the Company. As such, the Company and its wholly owned entities may have trouble finding a bank willing to accept their business. There can be no assurance that banks currently or in the future will decide to do business with cannabis growers or retailers, or that in the absence of legislation state and federal banking regulators will not strictly enforce current prohibitions on banks handling funds generated from an activity that is illegal under federal law. This may make it difficult for the Company to open accounts, use the service of banks and otherwise transact business, which in turn may negatively affect the Company.

Despite rules issued by the United States Department of the Treasury mitigating the risk to banks that do business with cannabis companies permitted under state law, as well as guidance from the United States Department of Justice, banks remain wary to accept funds from businesses in the cannabis industry. Since the use of cannabis remains illegal under Federal law, there remains a compelling argument that banks may be in violation of Federal law when accepting for deposit, funds derived from the sale or distribution of cannabis. Consequently, businesses involved in the cannabis industry, including us, continue to have trouble establishing and maintaining banking relationships. An inability to open and maintain bank accounts may make it difficult for us and our customers to do business. In addition, our inability to maintain a bank account has resulted in our holding large sums of cash. Although we store our cash in a secure safe, we are exposed to a greater risk of theft.

THERE MAY BE DIFFICULTIES IN ADMINISTERING REPAYMENTS AND REPAYMENT MECHANISMS MAY VARY

Because banks may not be willing to do business with a cannabis entity for the reasons discussed above, any repayments owned under the Revenue Sharing Note will be fully administered by the Company and likely not processed by a financial institution. This means it is unlikely that the Company will be able to provide payments via Automated Clearing House (ACH) transfers, and may need to rely on other sources, such as personal checks and/or third party financial applications. This other sources may subject repayments to additional fees or risks, and will be subject to any applicable terms and conditions. To further clarify, repayments will not be processed by Mainvest or its affiliates. Instead, the Company will be responsible for facilitating all repayments and it is possible the Company may have difficulties in organizing and facilitating these future repayment obligations.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Kahuna Cannabis to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control. Based on current sales and conservative projections the likelihood of losing money is extremely unlikely.

Limited Services

Kahuna Cannabis operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences. It should be noted that the Colorado marketplace is quite mature, with many dispensaries offering hundreds of skus for edibles, which on the surface could limit Kahuna's ability to sell product. Based on their proprietary technology Kahuna's products provide substantial benefits to the users which should overcome the current hesitation to add new edibles by some stores. Additionally, seasonality is both a benefit and concern relative to the Kahuna Ice Pops. Warmer months should be very positive for sales willer colder months might dampen sales. However, based on the rapid acting and high efficacy benefits, many users will prefer these freeze pop to other edibles, regardless of the season. Also, the Slumber Party sleep product should be desired and used year around due to it's positive impact as a sleep aid.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk. With the addition of capital fuds, Kahuna will be inputting a Quick Books accounting system which will insure all transactions are captured and properly allocated to appropriate financial statements.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Kahuna Cannabis competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Kahuna Cannabis's core business or the inability to compete successfully against the with other competitors could negatively affect Kahuna Cannabis's financial performance. Additionally, Kahuna's proprietary technology may eventually be available to other providers.

Reliance on Management

As a securities holder, you will not be able to participate in Kahuna Cannabis's management or vote on and/or influence any managerial decisions regarding Kahuna Cannabis. Furthermore, if the founders or other key personnel of Kahuna Cannabis were to leave Kahuna Cannabis or become unable to work, Kahuna Cannabis (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Kahuna Cannabis and the key persons will have limited or no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Kahuna Cannabis is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Kahuna Cannabis might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Kahuna Cannabis is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Kahuna Cannabis

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Kahuna Cannabis's financial performance or ability to continue to operate. In the event Kahuna Cannabis ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Kahuna Cannabis nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Kahuna Cannabis will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Kahuna Cannabis is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Kahuna Cannabis will carry some insurance, Kahuna Cannabis may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Kahuna Cannabis could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Kahuna Cannabis's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Kahuna Cannabis's management will coincide: you both want Kahuna Cannabis to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Kahuna Cannabis to act conservative to make sure they are best equipped to repay the Note obligations, while Kahuna Cannabis might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Kahuna Cannabis needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Kahuna Cannabis or management), which is responsible for monitoring Kahuna Cannabis's compliance with the law. Kahuna Cannabis will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Kahuna Cannabis is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Kahuna Cannabis fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Kahuna Cannabis, and the revenue of Kahuna Cannabis can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Kahuna Cannabis to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Kahuna Cannabis Co.. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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